UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150, Urb. El Vivero - Santiago de Surco Telf: 317-6000

Lima, February 5, 2014
GL- 0007/2014

SUPERINTENDENCIA DE MERCADO DE VALORES - SMV
Present.-

MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, Cementos Pacasmayo (“the Company”) hereby notifies the following material event:

Related to the material event notified on December 18, 2013, the Company informs that the management of the Company and Calizas del Norte S.A.C. (“Calizas”) determined the first list of assets that constitute the first tranche of the contribution to Calizas, with a market value of S/.21,453,238.00 (Twenty-one million four hundred fifty three thousand two hundred thirty eight and 00/100 Nuevos Soles). Consequently, on this date, the General Shareholders’ Meeting of Calizas  agreed to increase its equity from S/.5,000,000.00 (Five million and 00/100 Nuevos Soles) to S/.26,453,238.00 (Twenty-six million four hundred fifty three thousand two hundred thirty eight and 00/100 Nuevos Soles). Attached is a list of assets that constitute the first tranche of the contribution to Calizas.

Once the management of the Company and Calizas determine the list of additional assets that will constitute a second contribution to Calizas, the Company will proceed to inform in this regard.

Sincerely yours,

p. CEMENTOS PACASMAYO S.A.A.
Carlos Molinelli Mateo
Stock Market Representative

ASSET	VALUE (S/.)

WHEEL LOADER # 6	2,189,402.21
WHEEL LOADER # 5	1,637,762.59
CATERPILLAR TRACTOR N°2	1,364,912.14
EXCAVATOR N°7	1,231,621.22
CRAWLER EXCAVATOR N°10	1,166,625.41
EXCAVATOR N° 9	936,995.52
HYDRAULIC DRILING RIG N° 8	914,230.49
EXCAVATOR N° 8	912,580.85
EXCAVATOR N° 4	823,500.29
MOTOR GRADER N° 1	600,798.89
ROLLER N° 1	330,587.86
TRACK DRILL 7	162,324.58
HYDRAULIC BREAKER #3	149,457.38
BACKHOE LOADER 2	137,909.90
HYDRAULIC BREAKER #2	68,954.95
FAST CONNECTORS	44,210.35
TOTAL STATION	22,105.18
LUMINAIRE N°6	19,465.75
LUMINAIRE N°1	16,826.33
LUMINAIRE N°2	16,826.33
LUMINAIRE N°3	16,826.33
LUMINAIRE N°4	16,826.33
TOTAL STATION	15,836.54
ATV N° 5	14,186.90
ATV N° 3	7,918.27
ATV N° 4	7,918.27
ATV N° 2	2,639.42
TRACK DRILL 9 - DP 1100 N° 9	1,177,513.03
WHEEL LOADER N° 4	931,056.82
TIPPER TRUCK N°15	422,967.70
TIPPER TRUCK N°25	422,967.70
TIPPER TRUCK N°13	405,481.51
TIPPER TRUCK N°29	382,056.62
TIPPER TRUCK N°30	382,056.62
TIPPER TRUCK N°31	382,056.62
TIPPER TRUCK N° 14 INCLUDES HOPPER	381,396.77
TIPPER TRUCK N° 19 INCLUDES ROCK HOPPER 21	381,396.77
TIPPER TRUCK N° 20 INCLUDES ROCK HOPPER 215	381,396.77
TIPPER TRUCK N° 21 INCLUDES ROCK HOPPER 215	381,396.77
TIPPER TRUCK N° 22 INCLUDES ROCK HOPPER 215	381,396.77
TIPPER TRUCK N° 18 INCLUDES HOPPER	381,396.77
TIPPER TRUCK N°23	334,876.92
TIPPER TRUCK	262,622.69
TRUCK WITH CRANE	229,299.96
TRUCK 183	193,007.88
TRUCK 187	188,718.82
TANK TRUCK	116,134.66
PICK UP TRUCK	57,407.47
LOWBOY N° 02	57,077.54
VAN	52,458.55
ISUZU TRUCK	45,859.99
PICK UP TRUCK	40,581.14
VAN N° 81	34,972.37
PANEL TRUCK	16,166.47
TANK TRUCK	200,266.02

TOTAL:	21,453,238.00

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 7, 2014